SECURITIES & EXCHANGE COMMISSION
                        Washington D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                        (Amendment No. ____)




                         Digital Commerce International, Inc.
                        -------------------------------------
                                (Name of Issuer)

                            Common Stock, $0.001 Par Value
                            -----------------------------
                            (Title of Class of Securities)

                                   25383R104
                                   ---------
                                (CUSIP Number)

                         Ellenoff Grossman Schole & Cyruli, LLP
                        370 Lexington Avenue, New York, NY 10017
                                (212) 370-1300
                     --------------------------------------------------
                      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               February 10, 2002
                 ------------------------------------------------------
                (Date of Event  Which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 pages

                                                        Page 2 of 5 Pages

 --------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dov Perlysky
---------------------------------------------------------------------------
 2
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)     [_]
        (b)     [_]
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3
 SEC USE ONLY
---------------------------------------------------------------------------
 4
 SOURCE OF FUNDS (See Instructions)

        OO
----------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With:

 7 SOLE VOTING POWER
       0
----------------------------------------------------------------------------
 8 SHARED VOTING POWER

   The number of shares equal to no more than 70% on a fully-diluted basis** plus 7,407,170 shares
------------------------------------------------------------------------------
9 SOLE DISPOSITIVE POWER

        0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

  The number of shares equal to no more than 70% on a fully-diluted basis**

-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   The number of shares equal to no more than 70% on an fully-diluted basis** plus 7,407,170 shares
-----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  The number of shares equal to no more than 70% on a
  fully-diluted basis** plus 24.69%
-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------

        *SEE INSTRUCTION BEFORE FILLING OUT!

** See explanation contained herein

                                                       Page 3 of 5 pages
Item 1. Security and Issuer

        Security:   Common Stock, par value $.001 per share ("Common Stock")
                    (CUSIP No. 25383R104)

        Issuer:      Digital Commerce International, Inc.
                     362 Industrial Park, Unit 6
                     Middletown, Connecticut 06457

Item 2.       Identity and Background

        1.   (a)  Krovim, LLC

             (b)  Address:   100 Park Avenue, 28th Floor
                             New York, NY  10017

             (c)  State of Organization:  Delaware.

             (d)  Principal Business: Investments.

             (e)     No.

             (f)     No.

Krovim, LLC holds a convertible preferred interest in eVolve Ventures, LLC. Said interest is convertible at any time for 50% of the common interests in eVolve Ventures, LLC.

        2.   (a)  Nesher, LLC

             (b)  Address:      100 Park Avenue, 28th Floor
                                New York, NY  10017

             (c)  State of Organization:      Delaware.

             (d)  Principal Business:     Investments.

             (e)  No.

             (f)  No.

Nesher, LLC is the managing member of Krovim, LLC.


        3.   (a)  Dov Perlysky

             (b)  Address:      100 Park Avenue, 28th Floor
                                New York, NY  10017

             (c)  Principal Business:  Managing Investments.

             (d)  No.

             (e)  No.

             (f)  United States.


Dov Perlysky is the managing member of Nesher, LLC.



Item 3.         Source and Amount of Funds or Other Consideration


     RXLTC.com, LLC acquired the shares of Common Stock which are the subject of this filing pursuant to the terms and conditions of the Amended and Restated Plan of Reorganization dated January 31, 2002 (the "Agreement") by and among the Issuer, Digital Healthcare Services, Inc. ("Merger Sub"), Netcare Health
Services, Inc. ("Netcare") and RXLTC.com, LLC ("RXLTC"). Pursuant to the Agreement, on January 31, 2002 Merger Sub merged with and into Netcare and the shares of common stock of Netcare which were owned by RXLTC where converted into shares of common stock of the Issuer.

Item 4. Purpose of Transaction.

     As described above, RXLTC acquired the shares of the Issuer pursuant to the Agreement. The purpose of the transactions described in the Form 13D filing of RXLTC. Com, LLC was for the Issuer to acquire the operations of Netcare, a provider of pharmacy services to long-term care institutions. In addition, RXLTC acquired a majority interest in and control of the Issuer. RXLTC has the right to appoint the officers of the Issuer as well as a majority of the Board of Directors of the Issuer. Upon the filing of a Schedule 14f-1 and distribution thereof to the stockholders of the Issuer, the nominees appointed by RXLTC (which as of the date hereof have not yet been identified) will become the majority of the Board of Directors of the Issuer.

                                                        Page 4 of 5 pages

     For the terms and conditions of the Agreement, reference is hereby made to such agreement annexed as Exhibit 1 to a Form 13-D filed by RXLTC.com, LLC on March 25, 2002. All statements made herein concerning the foregoing agreement are qualified in their entirety by reference to that Exhibit 1.


Item 5. Interest in Securities of the Issuer.

1.      Krovim, LLC

(a)     Amount Beneficially Owned:  70% on a fully-diluted basis.
(b)     Percent of Class:       70% on a fully-diluted basis.
(c)     Number of shares as to which such person has:
        (i)     Sole power to vote or direct the vote:  0%
        (ii)    Shared power to vote or direct the vote:
                70% plus 7,407,170 shares, or an additional 24.69%*
        (iii)   Sole power to dispose or direct the disposition of:  0%
        (iv)    Shared power to dispose or direct the disposition of: 70%


     The interest owned in the Issuer by Krovim, LLC ("Krovim") is owned indirectly through Krovim's convertible preferred interest in eVolve Ventures, LLC ("eVolve"). The convertible preferred interest is convertible at the option of Krovim either for a certain amount of cash upon the liquidation, sale, merger or other disposition of all or substantially all of the assets of eVolve or into a certain number of common interests of eVolve. If Krovim converts for the common interests of eVolve, Krovim will own 50% of the common interests of eVolve. The convertible preferred interest is non-voting until converted.

     Evolve owns 100% of the stock of eCare Ventures.com, Inc. which owns 100% of the membership interests in eHealth Ventures.com LLC, which owns 86% of the membership interests of Care Portal.com LLC, which owns 100% of the stock of RXLTC.com Inc., which owns 97% of the membership interest in RXLTC.com LLC which is the owner of the shares of the Issuer which is the subject of this filling.

2.      Dov Perlysky

(a)     Amount Beneficially Owned:  70% on a fully-diluted basis.
(b)     Percent of Class:       70% on a fully-diluted basis
(c)     Number of shares as to which such person has:
        (i)     Sole power to vote or direct the vote:  -0-.
        (ii)    Shared power to vote or direct the vote:
                70% plus 7,407,170 shares, or an additional 24.69%.
        (iii)   Sole power to dispose or direct the disposition of:  -0-.
        (iv)    Shared power to dispose or direct the disposition of:  70%.

      Dov Perlysky is the managing member of Nesher, LLC which is the managing member of Krovim, LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Agreement, Michael Kang and John Combs, executed an irrevocable proxy to Ed Foster and RXLTC.com, LLC with respect to all the shares of the Issuer owned by Messrs. Kang and Combs as well as any shares of the Issuer which either Mr. Kang or Mr. Combs may acquire. The proxy is irrevocable and shall remain in full force until the certificate of incorporation of the Issuer is effective and RXLTC.com, LLC is issued all the shares of common stock to which it is entitled pursuant to the Agreement. According to information obtained from the Issuer, as of the date of this Report Messrs. Kang and Combs beneficially have the right to vote 7,407,170 shares of the Issuer, or 24.69%.

        Pursuant to the Agreement, the Issuer is obligated to register 68,500,000 shares owned by RXLTC.com, LLC in the next registration statement the Issuer is obligated to prepare.

                                                        Page 5 of 5 pages

Item 7. Material to be Filed as Exhibits.

        Exhibit 1. Amended and Restated Plan of Reorganization dated January 31, 2002 (the "Agreement") by and among the Issuer, Digital Healthcare Services, Inc. ("Merger Sub"), Netcare Health Services, Inc. ("Netcare") and RXLTC.com, LLC. - Filed as Exhibit 1 to the Form 13D filed by RXLTC.com on March 25, 2002.

        Exhibit 2. Joint Filing Agreement dated March 27, 2002, by and among Krovim, LLC and Dov Perlysky.

        Exhibit 3. Irrevocable Proxy dated January 31, 2002, by Michael Kang and John Combs in favor of RXLTC.com, LLC and Edward Foster. Filed as Exhibit 3 to the Form 13D filed by RXLTC.com filed on March 25, 2002.

        Exhibit 4. Agreement dated January 31, 2002, by and among the Issuer, RXLTC.com, LLC and Martin Licht. Filed as
                        Exhibit 4 to the Form 13D filed by RXLTC.com on March 25, 2002.




                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2002




                                        Krovim, LLC
                                    By: Nesher, LLC, manager


                                        /s/ Dov Perlysky
                               By:  _____________________________________
                                    Dov Perlysky, Manager



                                        /s/ Dov Perlysky
                                    ______________________________________
                                    Dov Perlysky




Attention:    Intentional misstatements or omissions of fact constitute
              Federal criminal violations (See 18 U.S.C. 1001)